LETTER OF CONFIRMATION

April 17, 2006

To:     Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject:  Provident Energy Trust (the “Corporation”)

We confirm that the following materials were sent by pre-paid mail on April 13, 2006, to the registered holders of Trust Units and Exchangeable Shares of the Corporation:

1.	Annual Report
2.	Notice of Meeting and Information Circular
3.	Proxy (Trust Units)
4.	Voting Instruction Form (Exchangeable Shares)
5.	Return Envelope
6.	2005 Financial Information

We further confirm that copies of the above-mentioned materials were sent by courier on April 13, 2006, to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department